Form 10-K, Exhibit 13
period 2005-12-31
AXA EQUITABLE LIFE INSURANCE CO
filed 2006-03-17
CIK 727920

Exhibit 13.1

The following is an excerpt from the Annual Report of AllianceBernstein Holding L.P. on Form 10-K for the fiscal year ended December 31, 2005 (the AllianceBernstein Annual Report"). As used in Item 1A - Risk Factors below, the words "we" and "us" refer collectively to Holding, AllianceBernstein and its subsidiaries, or their officers and employees. Item references in the excerpt below refer to item numbers in the AllianceBernstein Annual Report. Unless otherwise defined, capitalized terms used in this Exhibit 13.1 are defined under "Explanatory Note" directly following the excerpt.

ITEM 1A. RISK FACTORS

     Please read this section along with the description of our business IN ITEM 1, the competition section just above, and AllianceBernstein's financial information CONTAINED IN ITEMS 6, 7, AND 8. The majority of the risk factors discussed below directly affect AllianceBernstein. These risk factors also affect Holding because Holding's principal source of income and cash flow is attributable to its investment in AllianceBernstein. See also our discussion of risks associated with forward-looking statements IN ITEM 7.

CHANGES IN FINANCIAL MARKET LEVELS HAVE A DIRECT AND SIGNIFICANT IMPACT ON OUR ASSETS UNDER MANAGEMENT; A SIGNIFICANT REDUCTION IN ASSETS UNDER MANAGEMENT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR REVENUES, FINANCIAL CONDITION, RESULTS OF OPERATIONS, AND BUSINESS PROSPECTS.

     Performance of financial markets (both domestic and international), global economic conditions, interest rates, inflation rates, tax regulation changes, and other factors that are difficult to predict affect the mix, market values, and levels of assets under management. Investment advisory and services fees, the largest component of revenues, are generally calculated as a percentage of the value of assets under management and vary with the type of account managed. Accordingly, fee income generally increases or decreases as assets under management increase or decrease and is affected by market appreciation or depreciation, inflow of new client assets (including purchases of mutual fund shares), and outflow of client assets (including redemption of mutual fund shares). In addition, changing market conditions and investment trends, particularly with respect to retirement savings, may reduce interest in certain of our investment products and may cause a shift in the mix of assets under management. A shift towards fixed income products might result in a related decline in revenues and income because we generally earn more from assets invested in our equity services than in our fixed income services.

     Declines in financial markets or higher redemption levels in our mutual funds, or both, as compared to the assumptions we have used to estimate undiscounted future cash flows from distribution plan fees, as described IN ITEM 7, could result in impairment of the deferred sales commission asset. Due to the volatility of financial markets and changes in redemption rates, we are unable to predict whether or when a future impairment of the deferred sales commission asset might occur. The occurrence of an impairment would result in a material charge to our earnings.

OUR BUSINESS IS DEPENDENT ON INVESTMENT ADVISORY, SELLING AND DISTRIBUTION AGREEMENTS THAT ARE SUBJECT TO TERMINATION OR NON-RENEWAL ON SHORT NOTICE.

     We derive most of our revenues pursuant to written investment advisory and investment management agreements with institutional investors, mutual funds, and private clients, and selling and distribution agreements between AllianceBernstein Investments and financial intermediaries that distribute AllianceBernstein Funds. Generally, the investment advisory and investment management agreements are terminable at any time or upon relatively short notice by either party. The selling and distribution agreements are terminable by either party upon notice (generally not more than sixty days) and do not obligate the financial intermediary to sell any specific amount of fund shares. Any termination of, or failure to renew, a significant number of these agreements could have a material adverse effect on our revenues, financial condition, results of operations, and business prospects.

OUR ABILITY TO ACCESS CLIENTS IS PARTLY DEPENDENT ON OUR RELATIONSHIPS WITH VARIOUS FINANCIAL INTERMEDIARIES AND CONSULTANTS THAT ARE NOT OBLIGATED TO CONTINUE TO WORK WITH US.

     Our ability to market our mutual funds, sub-advisory services, and investment services is partly dependent on our access to a client base of corporate and public employee pension funds, endowment funds, domestic and foreign institutions and governments, insurance companies, securities firms, brokers, banks, and other intermediaries. These intermediaries generally offer their clients various investment products in addition to, and in competition with, our products. In addition, certain institutional investors rely on consultants to advise them on the choice of investment adviser, and we are not always considered among the best choices by all consultants. Also, our Private Client Services group relies on referrals from financial planners, registered investment advisers, and other professionals. We cannot be certain that we will continue to have access to, or receive referrals from, these third parties. If we lose such access or referrals, we could suffer a material adverse effect on our revenues, financial condition, results of operations, and business prospects.

WE MAY BE UNABLE TO CONTINUE TO ATTRACT AND RETAIN KEY PERSONNEL.

     Our business is dependent on our ability to attract, retain, and motivate highly skilled, and often highly specialized, technical, managerial, and executive personnel; we can give no assurance that we will be able to do so.

     The market for qualified portfolio managers, investment analysts, financial advisers, order placement specialists, and other professionals is extremely competitive and is characterized by frequent movement of these investment professionals among different firms. Portfolio managers and financial advisers often maintain strong, personal relationships with their clients so their departure could cause us to lose client accounts, which could have a material adverse effect on our revenues, financial condition, results of operations, and business prospects.

POOR INVESTMENT PERFORMANCE COULD LEAD TO LOSS OF CLIENTS AND A DECLINE IN REVENUES.

     Our ability to achieve investment returns for clients that meet or exceed investment returns for comparable asset classes and competing investment services is a key consideration in a client's decision to keep their assets with us or invest additional assets, and a prospective client's decision to invest. Our inability to meet relevant investment benchmarks could result in clients withdrawing assets and in prospective clients choosing to invest with competitors. This could also result in lower investment management fees, including minimal or no performance-based fees, which could result in a decline in our revenues.

WE MAY ENTER INTO MORE PERFORMANCE-BASED FEE ARRANGEMENTS WITH OUR CLIENTS IN THE FUTURE, WHICH COULD RESULT IN GREATER FLUCTUATIONS IN OUR REVENUES.

     We sometimes charge our clients performance-based fees where we earn a relatively low base fee and an additional fee if our investment performance exceeds a specified benchmark. If we do not exceed our investment return target for a particular period, we will not earn a performance-based fee for that period and, if the target is based on cumulative returns, our ability to earn performance-based fees in future periods may be impaired.

     We currently charge performance-based fees on approximately 16% of the assets we manage for our institutional investors and approximately 5% of the assets we manage for private clients. Performance-based fee arrangements may become more common in our industry. An increase in performance-based fee arrangements could create greater fluctuations in our revenues.

UNPREDICTABLE EVENTS, INCLUDING NATURAL DISASTER, TECHNOLOGY FAILURE, AND TERRORIST ATTACK, COULD ADVERSELY IMPACT OUR ABILITY TO CONDUCT BUSINESS.

     War, terrorist attack, power failure, natural disaster, and rapid spread of serious disease could interrupt our operations by:

     o causing disruptions in U.S. or global economic conditions, thus decreasing investor confidence and making investment products generally less attractive;

     o    inflicting loss of life;

     o    triggering massive technology failures or delays; and

     o requiring substantial capital expenditures and operating expenses to remediate damage and restore operations.

     Our operations require experienced, professional staff. Loss of a substantial number of such persons or an inability to provide properly equipped places for them to work may, by interrupting our operations, adversely affect our revenues, financial condition, results of operations, and business prospects.

WE ARE DEPENDENT ON VARIOUS SYSTEMS AND TECHNOLOGIES FOR OUR BUSINESS TO FUNCTION PROPERLY AND TO SAFEGUARD CONFIDENTIAL INFORMATION.

     We utilize software and related technologies throughout our business, including both proprietary systems and those provided by outside vendors. Although we have established and tested business continuity plans, we may experience systems delays and interruptions and it is not possible to predict with certainty all of the adverse effects that could result from our failure, or the failure of a third party, to efficiently address these problems. These adverse effects could include the inability to perform critical business functions or failure to comply with financial reporting and other regulatory requirements, which could lead to loss of client confidence, harm to our reputation, exposure to disciplinary action, and liability to our clients. Accordingly, potential system failures and the cost necessary to correct those failures could have a material adverse effect on our revenues, financial condition, results of operations, and business prospects.

     In addition, we could be subject to losses if we fail to properly safeguard sensitive and confidential information. As part of our normal operations, we maintain and transmit confidential information about our clients as well as proprietary information relating to our business operations. Our systems could be damaged by unauthorized users or corrupted by computer viruses or other malicious software code, or authorized persons could inadvertently or intentionally release confidential or proprietary information. Such disclosure could, among other things, allow competitors access to our proprietary business information and require significant time and expense to investigate and remediate the breach.

THE COSTS OF INSURANCE INCREASED IN RECENT YEARS AND MAY CONTINUE TO INCREASE.

     Our insurance expenses increased significantly between 2001 and 2004 and, although they decreased slightly in 2005, increases in the future are possible. In addition, certain insurance coverage may not be available or may only be available at prohibitive costs. As we renew our insurance policies, we may be subject to additional costs resulting from the assumption of higher deductibles and/or co-insurance liability. Higher insurance costs and incurred deductibles reduce our net income.

OUR BUSINESS IS BASED ON THE TRUST AND CONFIDENCE OF OUR CLIENTS; ANY DAMAGE TO THAT TRUST AND CONFIDENCE CAN CAUSE ASSETS UNDER MANAGEMENT TO DECLINE AND CAN HAVE A MATERIAL ADVERSE EFFECT ON OUR REVENUES, RESULTS OF OPERATIONS, FINANCIAL CONDITION, AND BUSINESS PROSPECTS.

     We are dedicated to earning and maintaining the trust and confidence of our clients; the good reputation created thereby is essential to our business. Damage to our reputation could impair our ability to conduct our business. For example, only recently have we begun to see our U.S. retail business stabilize after the negative impact of market timing. Should we be involved with another matter that damages our reputation and causes clients to redeem their mutual fund investments or withdraw their assets from institutional and private client accounts, our ability to earn investment advisory and services fees would suffer.

RATES WE CHARGE FOR BROKERAGE TRANSACTIONS HAVE DECLINED SIGNIFICANTLY IN RECENT YEARS, AND WE EXPECT DECLINES TO CONTINUE, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR REVENUES.

     The rates charged for brokerage transactions have declined significantly in recent years and this has affected our Institutional Research Services revenues although, to date, increases in transaction volume and market share have more than offset decreases in rates. Brokerage transaction revenues are also being affected by the increasing use of electronic trading systems which charge transaction fees for execution-only services that are a small fraction of the full service fee rates traditionally charged by SCB and other brokers for brokerage services that include the provision of proprietary research. Also, regulatory changes in the United Kingdom and the United States will result in investors being given more information regarding the allocation of amounts they are paying for brokerage between execution services and research services and this may further reduce the willingness of investors to pay current rates for full-service brokerage. All of these factors may result in reductions in per transaction brokerage fees that SCB charges its clients; we expect these reductions to continue.

OUR BUSINESS IS SUBJECT TO PERVASIVE GLOBAL REGULATION, WITH THE ATTENDANT COSTS OF COMPLIANCE, AND POTENTIAL MATERIAL ADVERSE CONSEQUENCES FOR VIOLATIONS.

     Virtually all aspects of our business are subject to various federal and state laws and regulations, rules of various securities regulators and exchanges, and laws in the foreign countries in which our subsidiaries conduct business. If we violate these laws or regulations, we could be subject to civil liability, criminal liability, or sanction, including revocation of our and our subsidiaries' registrations as investment advisers or broker-dealers, revocation of the licenses of our employees, censures, fines, or temporary suspension or permanent bar from conducting business. A regulatory proceeding, even if it does not result in a finding of wrongdoing or sanction, could require substantial expenditures of time and money. Any such liability or sanction could have a material adverse effect on our revenues, financial condition, results of operations, and business prospects. These laws and regulations generally grant supervisory agencies and bodies broad administrative powers, including, in some cases, the power to limit or restrict doing business for failure to comply with such laws and regulations. Moreover, regulators in non-U.S. jurisdictions could change their policies or laws in a manner that might restrict or otherwise impede our ability to distribute or register investment products in their respective markets. These local requirements could increase the expenses we incur in a specific jurisdiction without any corresponding increase in revenues from operating in the jurisdiction.

     Due to the extensive laws and regulations to which we are subject, we must devote substantial time and effort to legal and regulatory compliance issues. In addition, the regulatory environment in which we operate changes frequently and regulations have increased significantly in recent years. We may be adversely affected as a result of new or revised legislation or regulations or by changes in the interpretation or enforcement of existing laws and regulations.

WE ARE INVOLVED IN VARIOUS LEGAL PROCEEDINGS AND REGULATORY MATTERS AND MAY BE INVOLVED IN MORE IN THE FUTURE, ANY ONE OR COMBINATION OF WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS, AND BUSINESS PROSPECTS.

     We are involved in various inquiries, administrative proceedings, and civil litigation, some of which allege substantial damages, and we may be involved in additional matters in the future. Litigation is subject to significant uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, or when the litigation is highly complex or broad in scope. We have described all pending material legal proceedings IN ITEM 3.

RISKS RELATED TO THE PARTNERSHIPS' STRUCTURE

THE PARTNERSHIP STRUCTURE OF HOLDING AND ALLIANCEBERNSTEIN LIMITS UNITHOLDERS' ABILITIES TO INFLUENCE THE MANAGEMENT AND OPERATION OF ALLIANCEBERNSTEIN'S BUSINESS AND IS HIGHLY LIKELY TO PREVENT A CHANGE IN CONTROL OF HOLDING AND ALLIANCEBERNSTEIN.

     The General Partner, as general partner of both Holding and AllianceBernstein, generally has the exclusive right and full authority and responsibility to manage, conduct, control, and operate their respective businesses, except as otherwise expressly stated in their respective Amended and Restated Agreements of Limited Partnership. Unlike holders of common stock in a corporation, Holding and AllianceBernstein unitholders have very limited voting rights on matters affecting AllianceBernstein's business. The respective Amended and Restated Agreements of Limited Partnership provide that unitholders do not have any right to vote for directors of the General Partner and that unitholders can only vote on certain extraordinary matters (including removal of the General Partner under certain extraordinary circumstances). Additionally, the AllianceBernstein Partnership Agreement includes significant restrictions on transfers of AllianceBernstein Units and provisions that have the practical effect of preventing the removal of the General Partner, which are highly likely to prevent a change in control of AllianceBernstein's management.

ALLIANCEBERNSTEIN UNITS ARE ILLIQUID.

     There is no public trading market for AllianceBernstein Units and AllianceBernstein does not anticipate that a public trading market will ever develop for AllianceBernstein

Units. The AllianceBernstein Partnership Agreement restricts our ability to participate in a public trading market or anything substantially equivalent to one by providing that any transfer which may cause AllianceBernstein to be classified as a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended, shall be deemed void and shall not be recognized by AllianceBernstein. In addition, AllianceBernstein Units are subject to significant restrictions on transfer; all transfers of AllianceBernstein Units are subject to the written consent of AXA Equitable and the General Partner pursuant to the AllianceBernstein Partnership Agreement. Generally, neither AXA Equitable nor the General Partner will permit any transfer that it believes would create a risk that AllianceBernstein would be treated as a corporation for tax purposes. AXA Equitable and the General Partner have implemented a transfer policy that requires a seller to locate a purchaser, and imposes annual volume restrictions on transfers. You may request a copy of the transfer program from our corporate secretary (corporate.secretary@alliancebernstein.com). Also, we filed the transfer program with the SEC as Exhibit 10.3 to our 2003 Form 10-K, a copy of which you can find at http://www.alliancebernstein.com.

-------------------

EXPLANATORY NOTE:

The following terms used in Item 1A - Risk Factors directly above have the following meanings:

     "ALLIANCEBERNSTEIN" -- AllianceBernstein L.P. (Delaware limited partnership formerly known as Alliance Capital Management L.P.), the operating partnership, and its subsidiaries and, where appropriate, its predecessors, Holding and ACMC, Inc. and their respective subsidiaries.

     "ALLIANCEBERNSTEIN UNITS"-- units of limited partnership interest in AllianceBernstein.

     "GENERAL PARTNER"-- AllianceBernstein Corporation (a Delaware corporation formerly known as Alliance Capital Management Corporation), the general partner of AllianceBernstein and Holding and a wholly-owned subsidiary of AXA Equitable, and, where appropriate, ACMC, Inc., its predecessor.

     "HOLDING" -- AllianceBernstein Holding L.P. (Delaware limited partnership formerly known as Alliance Capital Management Holding L.P.).

     "SCB" -- Sanford C. Bernstein & Co., LLC and Sanford C. Bernstein Limited, together.