Form 10-K, Exhibit 13
period 2007-12-31
AXA EQUITABLE LIFE INSURANCE CO
filed 2008-03-13
CIK 727920

EXHIBIT 13.1


The following is an excerpt from AllianceBernstein L.P.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "AllianceBernstein Annual Report"). As used in Item 1A - Risk Factors below, the words "we" and "us" refer collectively to AllianceBernstein L.P. and its subsidiaries, or their officers and employees. Item references in the excerpt below refer to item numbers in the AllianceBernstein Annual Report. Unless otherwise defined, capitalized terms used in this Exhibit 13.1 are defined under "Explanatory Note" directly following the excerpt.

ITEM 1A.   RISK FACTORS

     Please read this section along with the description of our business in Item 1, the competition section just above, and AllianceBernstein's financial information contained in Items 6, 7, and 8. The majority of the risk factors discussed below directly affect AllianceBernstein. These risk factors also affect Holding because Holding's principal source of income and cash flow is attributable to its investment in AllianceBernstein. See also "Cautions Regarding Forward-Looking Statements" in Item 7.

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

     Declines in financial markets or higher redemption levels in company-sponsored mutual funds, or both, as compared to the assumptions we have used to estimate undiscounted future cash flows from distribution plan fees, as described in Item 7, could result in impairment of the deferred sales commission asset. Due to the volatility of financial markets and changes in redemption rates, we are unable to predict whether or when a future impairment of the deferred sales commission asset might occur. The occurrence of an impairment would result in a material charge to our earnings.

     During the second half of 2007, significant weakness and volatility in global credit markets, particularly the rapid deterioration of the mortgage markets in the United States and Europe, spread to broader financial markets and began to adversely affect global economic growth. These difficulties had an adverse impact on our 2007 results of operations. Specifically, they adversely affected the investment performance for clients in most of our equity and hedge fund services. As a result, the amount of performance-based fees we earned in 2007 was significantly reduced. The weakness in global financial markets has continued thus far in 2008, causing a $49 billion decline in AUM during January 2008. Our 2008 results of operations would be adversely affected should this trend continue.

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

     Our ability to market our Retail Products and Services, sub-advisory services, and certain other investment services is partly dependent on our access to securities firms, brokers, banks, and other intermediaries. These intermediaries generally offer their clients investment products in addition to, and in competition with, our products. In addition, certain institutional investors rely on consultants to advise them on the choice of investment adviser, and our Institutional Investment Services are not always considered among the best choices by all consultants. Also, our Private Client Services group relies on referrals from financial planners, registered investment advisers, and other professionals. We cannot be certain that we will continue to have access to, or receive referrals from, these third parties. Loss of such access or referrals could have a material adverse effect on our revenues, financial condition, results of operations, and business prospects.

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

INVESTMENT PERFORMANCE CONSISTENTLY BELOW CLIENT EXPECTATIONS COULD LEAD TO LOSS OF CLIENTS AND A DECLINE IN REVENUES.

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

WE MAY ENTER INTO MORE PERFORMANCE-BASED FEE ARRANGEMENTS WITH OUR CLIENTS IN THE FUTURE, WHICH COULD CAUSE GREATER FLUCTUATIONS IN OUR REVENUES.

     We sometimes charge our clients performance-based fees. In these situations, we charge a base advisory fee and are eligible to earn an additional performance-based fee or incentive allocation that is calculated as either a percentage of absolute investment results or a percentage of investment results in excess of a stated benchmark over a specified period of time. In addition, many performance-based fees include a high-watermark provision, which generally provides that if a client account underperforms relative to its performance target (whether absolute or relative to a specified benchmark), it must gain back such underperformance before we can collect future performance-based fees. Therefore, if we do not exceed our performance target for a particular period, we will not earn a performance-based fee for that period and, for accounts with a high-watermark provision, we will impair our ability to earn future performance-based fees. For example, for many of our hedge funds, performance in the fourth quarter of 2007 produced losses and was significantly below performance targets. With approximately 70% of our hedge fund assets subject to high-watermarks, we ended

2007 with approximately 50% of our hedge fund AUM with high-watermarks of 10% or more. This will make it very difficult for us to earn performance-based fees in most of our hedge funds in 2008.

     We are eligible to earn performance-based fees on approximately 16% of the assets we manage for institutional clients and approximately 8% of the assets we manage for private clients (in total, approximately 11% of our company-wide
AUM). Our performance-based fees in 2007 were $81.2 million, in 2006 were $235.7 million, and in 2005 were $131.9 million. Our performance-based fees are an increasingly important part of our business, in particular due to our hedge fund AUM. As the percentage of our AUM subject to performance-based fees grows, seasonality and volatility of revenue and earnings are likely to become more significant.

UNPREDICTABLE EVENTS, INCLUDING NATURAL DISASTER, TECHNOLOGY FAILURE, AND TERRORIST ATTACK, COULD ADVERSELY AFFECT OUR ABILITY TO CONDUCT BUSINESS.

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

A FAILURE OF OUR OPERATIONS OR THOSE OF THIRD PARTIES WE RELY ON, INCLUDING FAILURES ARISING OUT OF HUMAN ERROR, COULD DISRUPT OUR BUSINESS, DAMAGE OUR REPUTATION, AND REDUCE OUR REVENUES.

     Weaknesses or failures in our internal processes or systems could lead to disruption of our operations, liability to clients, exposure to disciplinary action, or harm to our reputation. Our business is highly dependent on our ability to process, on a daily basis, large numbers of transactions, many of which are highly complex, across numerous and diverse markets. These transactions generally must adhere to investment guidelines, as well as stringent legal and regulatory standards.

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

     Our obligations to clients require us to exercise skill, care, and prudence in performing our services. Despite our employees being highly trained and skilled, the large number of transactions we process makes it highly likely that errors will occasionally occur. Should we make a mistake in performing our services that cost us or our clients money, we have a duty to act promptly to put the clients in the position they would have been in had we not made the error. The occurrence of mistakes, particularly significant ones, can have a material adverse effect on our reputation, revenues, financial condition, results of operations, and business prospects.

WE MAY NOT ACCURATELY VALUE THE SECURITIES WE HOLD ON BEHALF OF OUR DISCRETIONARY CLIENTS OR OUR COMPANY INVESTMENTS.

     In accordance with applicable regulatory requirements, our obligations under investment management agreements with our clients, and, if the client is a U.S. Fund, the approval and direction of the U.S. Fund's board of directors or trustees, we employ procedures for the pricing and valuation of securities and other positions held in client accounts or for company investments. We have established a Valuation Committee, composed of senior officers and employees, which oversees pricing controls and valuation processes. Where market quotations for a security are not readily available, the Valuation Committee determines a fair value for the security.

     Extraordinary volatility in financial markets, significant liquidity constraints, or our not adequately accounting for one or more factors when fair valuing a security could result in our failing to properly value securities we hold for our clients or investments accounted for on our balance sheet. Improper valuation would likely result in our basing fee calculations on inaccurate AUM figures, our striking incorrect net asset values for company-sponsored mutual funds, or, in the case of company investments, our inaccurately calculating and reporting our financial condition and operating results. Although the overall percentage of our AUM that we fair value is not significant, inaccurate fair value determinations can harm our clients and create regulatory issues.

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

WE MAY NOT ALWAYS SUCCESSFULLY MANAGE ACTUAL AND POTENTIAL CONFLICTS OF INTEREST THAT ARISE IN OUR BUSINESS.

     Our reputation is one of our most important assets. As our business and client base expand, we increasingly must manage actual and potential conflicts of interest, including situations where our services to a particular client conflict, or are perceived to conflict, with the interests of another client, as well as situations where certain of our employees have access to material non-public information that may not be shared with all employees of our firm. Failure to adequately address potential conflicts of interest could adversely affect our revenues, financial condition, results of operations, and business prospects.

     We have procedures and controls that are designed to address and manage conflicts of interest, including those designed to prevent the improper sharing of information. However, appropriately managing conflicts of interest is complex and difficult, and our reputation could be damaged and the willingness of clients to enter into transactions in which such a conflict might arise may be affected if we fail, or appear to fail, to deal appropriately with conflicts of interest. In addition, potential or perceived conflicts could give rise to litigation or regulatory enforcement actions.

RATES WE CHARGE FOR BROKERAGE TRANSACTIONS HAVE DECLINED SIGNIFICANTLY IN RECENT YEARS, AND WE EXPECT THOSE DECLINES TO CONTINUE, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR REVENUES.

     Fee rates charged for brokerage transactions have declined significantly in recent years and this has affected our Institutional Research Services revenues. In 2007, increases in transaction volume more than offset decreases in rates, but this may not continue. Brokerage transaction revenues are also affected by the increasing use of electronic trading systems which charge transaction fees for execution-only services that are a small fraction of the full service fee rates traditionally charged by SCB and other brokers for brokerage services and the provision of proprietary research. Also, regulatory changes in the United Kingdom and the United States have resulted or will result in investors being given more information regarding the allocation of amounts they are paying for brokerage between execution services and research services and this may further reduce the willingness of investors to pay current rates for full-service brokerage. All of these factors may result in reductions in per transaction brokerage fees that SCB charges its clients; we expect these reductions to continue.

THE COSTS OF INSURANCE ARE SUBSTANTIAL AND MAY INCREASE.

     Our insurance expenses are significant and can fluctuate significantly from year to year. They increased in 2007, and additional increases in the future are possible. In addition, certain insurance coverage may not be available or may only be available at prohibitive costs. As we renew our insurance policies, we may be subject to additional costs resulting from rising premiums, the assumption of higher deductibles and/or co-insurance liability, a revised premium-sharing arrangement with certain U.S. Funds, and, to the extent certain U.S. Funds purchase separate directors and officers/errors and omissions liability coverage, an increased risk of insurance companies disputing responsibility for joint claims. Higher insurance costs and incurred deductibles reduce our net income.

OUR BUSINESS IS SUBJECT TO PERVASIVE GLOBAL REGULATION, THE COMPLIANCE WITH WHICH COULD INVOLVE SUBSTANTIAL EXPENDITURES OF TIME AND MONEY, AND THE VIOLATION OF WHICH COULD RESULT IN MATERIAL ADVERSE CONSEQUENCES.

     Virtually all aspects of our business are subject to federal and state laws and regulations, rules of securities regulators and exchanges, and laws in the foreign countries in which our subsidiaries conduct business. If we violate these laws or regulations, we could be subject to civil liability, criminal liability, or sanction, including revocation of our and our subsidiaries' registrations as investment advisers or broker-dealers, revocation of the licenses of our employees, censures, fines, or temporary suspension or permanent bar from conducting business. A regulatory proceeding, even if it does not result in a finding of wrongdoing or sanction, could require substantial expenditures of time and money. Any such liability or sanction could have a material adverse effect on our revenues, financial condition, results of operations, and business prospects. These laws and regulations generally grant supervisory agencies and bodies broad administrative powers, including, in some cases, the power to limit or restrict doing business for failure to comply with such laws and regulations. Moreover, regulators in non-U.S. jurisdictions could change their policies or laws in a manner that might restrict or otherwise impede our ability to market, distribute, or register investment products in their respective markets. These local requirements could increase the expenses we incur in a specific jurisdiction without any corresponding increase in revenues from operating in the jurisdiction.

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

     We are involved in various matters, including employee arbitrations, regulatory inquiries, administrative proceedings, and litigation, some of which allege material damages, and we may be involved in additional matters in the future. Litigation is subject to significant uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, or when the litigation is highly complex or broad in scope. We have described pending material legal proceedings in Item 3.

STRUCTURE-RELATED RISKS

THE PARTNERSHIP STRUCTURE OF HOLDING AND ALLIANCEBERNSTEIN LIMITS UNITHOLDERS' ABILITIES TO INFLUENCE THE MANAGEMENT AND OPERATION OF ALLIANCEBERNSTEIN'S BUSINESS AND IS HIGHLY LIKELY TO PREVENT A CHANGE IN CONTROL OF HOLDING AND ALLIANCEBERNSTEIN.

     The General Partner, as general partner of both Holding and AllianceBernstein, generally has the exclusive right and full authority and responsibility to manage, conduct, control, and operate their respective businesses, except as otherwise expressly stated in their respective Amended and Restated Agreements of Limited Partnership. Holding and AllianceBernstein unitholders have more limited voting rights on matters affecting AllianceBernstein than do holders of common stock in a corporation. Both Amended and Restated Agreements of Limited Partnership provide that unitholders do not have any right to vote for directors of the General Partner and that unitholders can only vote on certain extraordinary matters (including removal of the General Partner under certain extraordinary circumstances). Additionally, the AllianceBernstein Partnership Agreement includes significant restrictions on transfers of AllianceBernstein Units and provisions that have the practical effect of preventing the removal of the General Partner, which are highly likely to prevent a change in control of AllianceBernstein's management.

ALLIANCEBERNSTEIN UNITS ARE ILLIQUID.

     There is no public trading market for AllianceBernstein Units and AllianceBernstein does not anticipate that a public trading market will ever develop. The AllianceBernstein Partnership Agreement restricts our ability to participate in a public trading market or anything substantially equivalent to one by providing that any transfer which may cause AllianceBernstein to be classified as a "publicly traded partnership" as defined in Section 7704 of the Code shall be deemed void and shall not be recognized by AllianceBernstein. In addition, AllianceBernstein Units are subject to significant restrictions on transfer; all transfers of AllianceBernstein Units are subject to the written consent of AXA Equitable and the General Partner pursuant to the AllianceBernstein Partnership Agreement. Generally, neither AXA Equitable nor the General Partner will permit any transfer that it believes would create a risk that AllianceBernstein would be treated as a corporation for tax purposes. AXA Equitable and the General Partner have implemented a transfer policy that requires a seller to locate a purchaser, and imposes annual volume restrictions on transfers. You may request a copy of the transfer program from our corporate secretary (corporate.secretary@alliancebernstein.com). Also, we have filed the transfer program as Exhibit 10.11 to this Form 10-K.

CHANGES IN THE PARTNERSHIP STRUCTURE OF HOLDING AND ALLIANCEBERNSTEIN AND/OR CHANGES IN THE TAX LAW GOVERNING PARTNERSHIPS WOULD HAVE SIGNIFICANT TAX RAMIFICATIONS.

     Holding, having elected under Section 7704(g) of the Code, to be subject to a 3.5% federal tax on partnership gross income from the active conduct of a trade or business, is a "grandfathered" publicly-traded partnership ("PTP") for federal income tax purposes. Holding is also subject to the 4.0% UBT, net of credits for UBT paid by AllianceBernstein. In order to preserve Holding's status as a "grandfathered" publicly-traded partnership for federal income tax purposes, management ensures that Holding does not directly or indirectly (through AllianceBernstein) enter into a substantial new line of business. A "new line of business" would be any business that is not closely related to AllianceBernstein's historical business of providing research and diversified investment management and related services to its clients. A new line of business is "substantial" when a partnership derives more than 15% (by value) of its gross income from, or uses more than 15% of its total assets in, the new line of business.

     AllianceBernstein is a private partnership for federal income tax purposes and, accordingly, is not subject to federal and state corporate income taxes. However, AllianceBernstein is subject to the 4.0% UBT. Domestic corporate subsidiaries of AllianceBernstein, which are subject to federal, state and local income taxes, are generally included in the filing of a consolidated federal income tax return with separate state and local income tax returns being filed. Foreign corporate subsidiaries are generally subject to taxes at higher rates in the foreign jurisdiction where they are located. As our business increasingly operates in countries other than the U.S., our effective tax rate continues to increase because our international subsidiaries are subject to corporate level taxes in the jurisdictions where they are located.

     In order to preserve AllianceBernstein's status as a private partnership for federal income tax purposes, AllianceBernstein Units must not be considered publicly traded. The AllianceBernstein Partnership Agreement provides that all transfers of AllianceBernstein Units must be approved by AXA Equitable and the General Partner; AXA Equitable and the General Partner approve only those transfers permitted pursuant to one or more of the safe harbors contained in relevant treasury regulations. If such units were considered readily tradable, AllianceBernstein would be subject to federal and state corporate income tax on its net income. Furthermore, as noted above, should AllianceBernstein enter into a substantial new line of business, Holding, by virtue of its ownership of AllianceBernstein, would lose its status as a grandfathered publicly-traded partnership and would become subject to corporate income tax as set forth above.

     In 2007, Congress proposed tax legislation that would cause certain PTPs to be taxed as corporations, thus subjecting their income to a higher level of income tax. Holding is a PTP that derives its income from asset manager or investment management services through its ownership interest in AllianceBernstein. However, the legislation, in the form proposed, would not affect Holding's tax status. In addition, we have received consistent indications from a number of individuals involved in the legislative process that Holding's tax status is not the focus of the proposed legislation, and that they do not expect to change that approach. However, we cannot predict whether, or in what form, the proposed tax legislation will pass, and are unable to determine what effect any new legislation might have on us. If Holding were to lose its federal tax status as a grandfathered PTP, it would be subject to corporate income tax, which would reduce materially its net income and quarterly distributions to Holding Unitholders.

     In its current form, the proposed legislation would not affect AllianceBernstein because it is a private partnership.

-------------------------------

EXPLANATORY NOTE:

The following terms used in Item 1A - Risk Factors directly above have the following meanings:

"AllianceBernstein" -- AllianceBernstein L.P. (Delaware limited partnership), the operating partnership, and its subsidiaries and, where appropriate, its predecessors, AllianceBernstein Holding and ACMC, Inc. and their respective subsidiaries.

"AllianceBernstein Units"-- units of limited partnership interest in AllianceBernstein.

"General Partner" -- AllianceBernstein Corporation (Delaware corporation), the general partner of AllianceBernstein and AllianceBernstein Holding and a wholly-owned subsidiary of AXA Equitable, and, where appropriate, ACMC, Inc., its predecessor.

"Holding" -- AllianceBernstein Holding L.P. (Delaware limited partnership).

"SCB" -- Sanford C. Bernstein & Co., LLC and Sanford C. Bernstein Limited, together, each of which is a wholly-owned subsidiary of AllianceBernstein.