Form 10-K, Exhibit 13
period 2015-12-31
AXA EQUITABLE LIFE INSURANCE CO
filed 2016-03-18
CIK 727920

EXHIBIT 13.1

The following is an excerpt from AllianceBernstein L.P.'s (“AB”) Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the "AB 10-K"). As used in Item 1A - Risk Factors below, the words "we" and "us" refer collectively to AB and its subsidiaries, or their officers and employees. Item references in the excerpt below refer to item numbers in the AB 10-K. Unless otherwise defined, capitalized terms used in this Exhibit 13.1 are defined under "Explanatory Note" directly following the excerpt or in the AB 10-K.

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

•
Market Factors. Declining equity markets during the second half of 2015, which resulted from, among other factors, concerns regarding growth in China and other international economies, rapidly declining commodity prices, particularly oil, fixed income market liquidity and a possible slowdown in the rate of growth of the global economy, caused our AUM and revenues to decline. This trend may continue. Additionally, increases in interest rates, particularly if rapid, likely would decrease the total return of many bond investments due to lower market valuations of existing bonds. These factors could have a significant adverse effect on our revenues and results of operations as AUM in our fixed income investments comprise a major component of our total AUM.

•
Client Preferences. Generally, our clients may withdraw their assets at any time and on short notice. Also, changing market dynamics and investment trends, particularly with respect to sponsors of defined benefit plans choosing to invest in less risky investments and the significant shift, which continued in 2015, from active equity investments to passive equity investments, may reduce interest in some of the investment products we offer, and/or clients and prospects may seek investment products that we may not currently offer. Also, the market forces described above and the resulting increased volatility of the securities markets have caused many investors to withdraw assets from riskier asset classes, such as equities and high yield debt, which has resulted in declines in our AUM and net flows. Loss of, or decreases in, AUM reduces our investment advisory and services fees and revenues.

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

•
Investing Trends. Our fee rates vary significantly among the various investment products and services we offer to our clients. For example, we generally earn higher fees from assets invested in our actively-managed equity services than in our actively-managed fixed income services or passive services. Also, we often earn higher fees from global and international services than we do from U.S. services (see “Net Revenues” in Item 7 for additional information regarding our fee rates). If our clients choose to invest in actively-managed fixed income services and/or passive services, which generally have lower fees, instead of actively-managed equity services, which generally have higher fees, our investment advisory and services fees and revenues will decline.

•
Service Changes. We may be required to reduce our fee levels, restructure the fees we charge and/or adjust the services we offer to our clients because of, among other things, regulatory initiatives (whether industry-wide or specifically targeted), changing technology in the asset management business (including algorithmic strategies), court decisions and competitive considerations. A reduction in fees would reduce our revenues.

A decrease in the value of our AUM, or a decrease in the amount of AUM we manage, or an adverse mix shift in our AUM, would adversely affect our investment advisory and services fees and revenues. A reduction in revenues, without a commensurate reduction in expenses, adversely affects our results of operations.

Our reputation could suffer if we are unable to deliver consistent, competitive investment performance.

Our business is based on the trust and confidence of our clients. Damage to our reputation, resulting from poor or inconsistent investment performance, among other factors, can reduce substantially our AUM and impair our ability to maintain or grow our business.

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

Standard & Poor’s Rating Service and Moody’s Investors Service, Inc. each affirmed AB’s long-term and short-term credit ratings in 2015 and also affirmed its stable outlook.  Future changes in our credit ratings are possible and any downgrade to our ratings is likely to increase our borrowing costs and limit our access to the capital markets. If this occurs, we may be forced to incur unanticipated costs or revise our strategic plans, which could have a material adverse effect on our financial condition, results of operations and business prospects.

Our business is dependent on investment advisory agreements with clients, and selling and distribution agreements with various financial intermediaries and consultants, which generally are subject to termination or non-renewal on short notice.

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

Similarly, the selling and distribution agreements with securities firms, brokers, banks and other financial intermediaries (including our agreement with UBS AG, with respect to which UBS AG was responsible for approximately 8% of our open-

end AB Fund sales in 2015) are terminable by either party upon notice (generally 30 days) and do not obligate the financial intermediary to sell any specific amount of fund shares. These intermediaries generally offer their clients investment products that compete with our products. In addition, certain institutional investors rely on consultants to advise them about choosing an investment adviser and some of our services may not be considered among the best choices by these consultants. As a result, investment consultants may advise their clients to move their assets invested with us to other investment advisers, which could result in significant net outflows.

Lastly, our Private Wealth Services rely on referrals from financial planners, registered investment advisers and other professionals. We cannot be certain that we will continue to have access to, or receive referrals from, these third parties. Loss of such access or referrals could have a material adverse effect on our results of operations and business prospects.

We may be unable to continue to attract, motivate and retain key personnel, and the cost to retain key personnel could put pressure on our adjusted operating margin.

Our business depends on our ability to attract, motivate and retain highly skilled, and often highly specialized, technical, managerial and executive personnel and there is no assurance that we will be able to do so.

The market for qualified research analysts, portfolio managers, financial advisors, traders, executive officers and other professionals is extremely competitive and is characterized by frequent movement of these professionals among different firms. Portfolio managers, financial advisors and executive officers often maintain strong, personal relationships with investors in our products and other members of the business community so their departure may cause us to lose client accounts or result in fewer opportunities to win new business, either of which could have a material adverse effect on our results of operations and business prospects.

Also, a decline in revenues may limit our ability to pay our employees at competitive levels, and maintaining (or increasing) compensation without a revenue increase, in order to retain key personnel, may adversely affect our adjusted operating margin. As a result, in response to recent declines in our AUM and revenues, we are taking steps to reduce costs and will continue to be vigilant about aligning our cost structure (including headcount) with our revenue base. For additional information regarding our compensation practices, see "Compensation Discussion and Analysis" in Item 11.

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

We are eligible to earn performance-based fees on 10.1%, 4.2% and 1.1% of the assets we manage for institutional clients, private wealth clients and retail clients, respectively (in total, 6.1% of our AUM). If the percentage of our AUM subject to performance-based fees grows, seasonality and volatility of revenue and earnings are likely to become more significant. Our performance-based fees in 2015, 2014 and 2013 were $23.7 million, $53.2 million and $53.6 million, respectively. For 2015, the decrease in performance-based fees primarily resulted from the fact that major equity markets were down slightly for the year.

An impairment of goodwill may occur.

Determining whether an impairment of the goodwill asset exists requires management to exercise a substantial amount of judgment. In addition, to the extent that securities valuations are depressed for prolonged periods of time and/or market conditions continue to experience declines commensurate with the second half of 2015 and early in 2016, or if we experience significant net redemptions, our AUM, revenues, profitability and unit price will continue to be adversely affected. Although the price of an AB Holding Unit is just one factor in the calculation of fair value, if AB Holding Unit price levels continue to decline significantly, reaching the conclusion that fair value exceeds carrying value will, over time, become more difficult. In addition, control premiums, industry earnings multiples and discount rates are impacted by economic conditions. As a result, subsequent impairment tests may occur more frequently and be based on more negative assumptions and future cash flow projections, and may result in an impairment of goodwill. An impairment may result in a material charge to our earnings. For additional information about our impairment testing, see Item 7.

We may engage in strategic transactions that could pose risks.

As part of our business strategy, we consider from time to time potential strategic transactions, including acquisitions, dispositions, consolidations, joint ventures and similar transactions, some of which may be material. These transactions, if undertaken, may involve a number of risks and present financial, managerial and operational challenges, including:

•	adverse effects on our earnings if acquired intangible assets or goodwill become impaired;
•	existence of unknown liabilities or contingencies that arise after closing; and
•	potential disputes with counterparties.

Acquisitions also pose the risk that any business we acquire may lose customers or employees or could underperform relative to expectations. Additionally, the loss of investment personnel poses the risk that we may lose the AUM we expected to manage, which could adversely affect our results of operations. Furthermore, strategic transactions may require us to increase our leverage or, if we issue AB Units or AB Holding Units to fund an acquisition, would dilute the holdings of our existing Unitholders.

Fluctuations in the exchange rates between the U.S. dollar and various other currencies can adversely affect our AUM, revenues and results of operations.

Although significant portions of our net revenues and expenses, as well as our AUM, presently are denominated in U.S. dollars, we have subsidiaries and clients outside of the United States with functional currencies other than the U.S. dollar. Weakening of these currencies relative to the U.S. dollar adversely affects the value in U.S. dollar terms of our subsidiaries' revenues and our AUM denominated in these other currencies. Accordingly, fluctuations in U.S. dollar exchange rates may affect our AUM, revenues and reported financial results from one period to the next.

We may not be successful in our efforts to hedge our exposure to such fluctuations, which could negatively impact our revenues and reported financial results.

Our seed capital investments are subject to market risk. While we enter into various futures, forwards and swap contracts to economically hedge many of these investments, we also may be exposed to market risk and credit-related losses in the event of non-performance by counterparties to these derivative instruments.

We have a seed investment program for the purpose of building track records and assisting with the marketing initiatives pertaining to our firm's new products. As our new product launches have increased in recent years, so too has our use of seed capital for investment purposes. These seed capital investments are subject to market risk. Our risk management team oversees a seed hedging program that attempts to minimize this risk, subject to practical and cost considerations. Also, not all seed investments are deemed appropriate to hedge, and in those cases we are exposed to market risk. In addition, we may be subject to basis risk in that we cannot always hedge with precision our market exposure and, as a result, we may be subject to relative spreads between market sectors. As a result, volatility in the capital markets may cause significant changes in our period-to-period financial and operating results.

We use various derivative instruments, including futures, forwards and swap contracts, in conjunction with our seed hedging program.  While in most cases broad market risks are hedged, our hedges are imperfect and some market risk remains. In addition, our use of derivatives results in counterparty risk (i.e., the risk that we may be exposed to credit-related losses in the event of non-performance by counterparties to these derivative instruments), regulatory risk (e.g., short selling restrictions) and cash/synthetic basis risk (i.e., the risk that the underlying positions do not move identically to the related derivative instruments).

The revenues generated by Bernstein Research Services may be adversely affected by circumstances beyond our control, including declines in brokerage transaction rates, declines in global market volumes and failure to settle our trades by significant counterparties.

Electronic, or “low-touch”, trading approaches represent a significant percentage of buy-side trading activity and typically produce transaction fees for execution-only services that are approximately one-third the price of traditional full service fee rates. As a result, blended pricing throughout our industry is lower now than it was historically, and price declines may continue. In addition, fee rates we charge and charged by other brokers for traditional brokerage services have historically experienced price pressure, and we expect these trends to continue. Also, while increases in transaction volume and market share often can offset decreases in rates, this may not continue. For example, global market volumes have declined in recent years, and we expect this may continue, especially considering recent increases in passive investing.

In addition, the failure or inability of any of our broker-dealer's significant counterparties to perform could expose us to substantial expenditures and adversely affect our revenues. For example, SCB LLC, as a member of clearing and settlement exchanges, would be required to settle open trades of any non-performing counterparty. This exposes us to the mark-to-market adjustment on the trades between trade date and settlement date, which could be significant, especially during periods of severe market volatility. Lastly, our ability to access cash in such situations may be limited by what our liquidity relationships are able to offer us at such times.

The individuals, third-party vendors or issuers on whom we rely to perform services for us or our clients may be unable or unwilling to honor their contractual obligations to us.

We rely on various counterparties and other third-party vendors to augment our existing investment, operational, financial and technological capabilities, but the use of a third-party vendor does not diminish AB's responsibility to ensure that client and regulatory obligations are met. In addition, default rates, downgrades and disputes with counterparties as to the valuation of collateral increase significantly in times of market stress. Disruptions in the financial markets and other economic challenges may cause our counterparties and other third-party vendors to experience significant cash flow problems or even render them insolvent, which may expose us to significant costs.

Also, weaknesses or failures within a third-party vendor's internal processes or systems can materially disrupt our business operations and third-party vendors may lack the necessary technology or resources to effectively safeguard our confidential data. If we are unable to effectively manage the risks associated with such third-party relationships, we may suffer fines, disciplinary action and harm to our reputation.

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

Extraordinary volatility in financial markets, significant liquidity constraints or our failure to adequately consider one or more factors when determining the fair value of a security based on information with limited market observability could result in our failing to properly value securities we hold for our clients or investments accounted for on our balance sheet. Improper valuation likely would result in our basing fee calculations on inaccurate AUM figures, our striking incorrect net asset values for company-sponsored mutual funds or hedge funds or, in the case of company investments, our inaccurately calculating and reporting our financial condition and operating results. Although the overall percentage of our AUM that we fair value based on information with limited market observability is not significant, inaccurate fair value determinations can harm our clients, create regulatory issues and damage our reputation.

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

We have procedures and controls that are designed to identify and mitigate conflicts of interest, including those designed to prevent the improper sharing of information. However, appropriately managing conflicts of interest is complex. Our reputation could be damaged and the willingness of clients to enter into transactions in which such a conflict might arise may be affected if we fail, or appear to fail, to deal appropriately with actual or perceived conflicts of interest. In addition, potential or perceived conflicts could give rise to litigation or regulatory enforcement actions.

Unpredictable events, including natural disaster, dangerous weather conditions, technology failure, terrorist attack and political unrest, may adversely affect our ability to conduct business.

War, terrorist attack, political unrest, power failure, climate change, natural disaster and rapid spread of infectious diseases could interrupt our operations by:

•	causing disruptions in global economic conditions, thereby decreasing investor confidence and making investment products generally less attractive;
•	inflicting loss of life;
•	triggering large-scale technology failures or delays; and
•	requiring substantial capital expenditures and operating expenses to remediate damage and restore operations.

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

We are highly dependent on software and related technologies throughout our business, including both proprietary systems and those provided by third-party vendors. We use our technology to, among other things, obtain securities pricing information, process client transactions, and provide reports and other services to our clients. Although we take protective measures, including measures designed to effectively secure information through system security technology and established and tested business continuity plans, we may still experience system delays and interruptions as a result of natural disasters, hardware failures, software defects, power outages, acts of war (cyber or conventional) and third-party failures. We cannot predict with certainty all of the adverse effects that could result from our failure, or the failure of a third party, to efficiently address and resolve these delays and interruptions. These adverse effects could include the inability to perform critical business functions or failure to comply with financial reporting and other regulatory requirements, which could lead to loss of client confidence, reputational damage, exposure to disciplinary action and liability to our clients. Accordingly, potential system failures and the cost necessary to correct those failures could have a material adverse effect on our results of operations and business prospects.

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

Also, many of the software applications that we use in our business are licensed from, and supported, upgraded and maintained by, third-party vendors. A suspension or termination of certain of these licenses or the related support, upgrades and maintenance could cause temporary system delays or interruption. Additionally, technology rapidly evolves and we cannot guarantee that our competitors may not implement more advanced technology platforms for their products and services, which may place us at a competitive disadvantage and adversely affect our results of operations and business prospects.

Our own operational failures or those of third parties on which we rely, including failures arising out of human error, could disrupt our business, damage our reputation and reduce our revenues.

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

Our business is subject to pervasive, complex and continuously evolving global regulation, compliance with which involves substantial expenditures of time and money, and violation of which may result in material adverse consequences.

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

Moreover, regulators sometimes change their policies or laws in a manner that may make compliance more expensive and/or restrict or otherwise impede our ability to register, market and distribute our investment products. For example, the Financial Supervisory Commission in Taiwan (“FSC”) has implemented new limits on the degree to which local investors can own an offshore investment product, which limits were effective as of January 1, 2015.  While certain exemptions have been available to us, should we not continue to qualify, the FSC’s new rules could force some of our local resident investors to redeem their investments in our funds sold in Taiwan (and/or prevent further sales of those funds in Taiwan), some of which funds have local ownership levels substantially above the new FSC limits. This could lead to significant declines in our investment advisory and services fees and revenues earned from these funds.

In addition, pending legislation in the U.S. and Europe could pose significant challenges to AB, including rules proposed by the U.S. Department of Labor ("DOL"), which are expected to become effective (at least in part) by the end of 2016. If enacted, the DOL's proposed rules, which impose fiduciary duties on financial advisors employed by broker-dealers, who provide investment advice pertaining to roll-overs of 401(k) balances and investments in individual retirement accounts, would change dramatically how investment advice is provided to clients industry-wide and will affect how AB compensates financial intermediaries that sell its mutual funds. The new rules also would adversely affect our ability to distribute our mutual funds to individual retirement accounts through subsidiaries of AXA, including AXA Advisors.

In Europe, the second installment of the Markets in Financial Instruments Directive II (“MiFID II”), enactment of which is expected to be delayed until January 1, 2018, would prohibit investment managers from receiving inducements, including research, from broker-dealers, in exchange for securities transaction execution commissions. As a result, MiFID II, if enacted as currently drafted, could substantially reduce the revenues of our U.K.-based broker-dealer, which would no longer be compensated for its research through soft-dollar payments by third party buy-side firms. Furthermore, AB's European buy-side subsidiaries could be required to pay hard dollars to purchase research, which would increase our expenses.

MiFID II, as currently drafted, would permit buy-side firms to purchase research through the use of client-funded research payment accounts. Also, the language of the recently-proposed Delegated Act under MiFID II appears to permit the funding of these accounts in a manner that would permit the continued use of traditional commission sharing agreements, which would significantly reduce the financial impact on buy-side and sell-side firms of the MiFID II prohibition on inducements. However, significant operational changes would be required to implement the rule. The ultimate impact of MiFID II on payments for research currently is uncertain.

We are involved in various legal proceedings and regulatory matters and may be involved in such proceedings in the future, any one or combination of which could have a material adverse effect on our reputation, financial condition, results of operations and business prospects.

We may be involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which allege significant damages, and we may be involved in additional matters in the future. Litigation is subject to significant uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, the litigation is in its early stages, or when the litigation is highly complex or broad in scope.

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

A major factor in our competitive environment is the perception that active equity managers have, on average over the past decade, underperformed passive services, which invest based on market indices rather than individual stock selection. This perception has resulted in significant outflows from actively-managed services and corresponding significant inflows into passive services. In the resulting environment, organic growth through positive net inflows is difficult to achieve for active equity managers, such as AB, and requires taking market share from other active managers.

Structure-related Risks

The partnership structure of AB Holding and AB limits Unitholders’ abilities to influence the management and operation of AB’s business and is highly likely to prevent a change in control of AB Holding and AB.

The General Partner, as general partner of both AB Holding and AB, generally has the exclusive right and full authority and responsibility to manage, conduct, control and operate their respective businesses, except as otherwise expressly stated in their respective Amended and Restated Agreements of Limited Partnership. AB Holding and AB Unitholders have more limited voting rights on matters affecting AB than do holders of common stock in a corporation. Both Amended and Restated Agreements of Limited Partnership provide that Unitholders do not have any right to vote for directors of the General Partner and that Unitholders only can vote on certain extraordinary matters (including removal of the General Partner under certain extraordinary circumstances). Additionally, the AB Partnership Agreement includes significant restrictions on the transfer of AB Units and provisions that have the practical effect of preventing the removal of the General Partner, which provisions are highly likely to prevent a change in control of AB’s management.

AB Units are illiquid and subject to significant transfer restrictions.

There is no public trading market for AB Units and we do not anticipate that a public trading market will develop. The AB Partnership Agreement restricts our ability to participate in a public trading market or anything substantially equivalent to one by providing that any transfer that may cause AB to be classified as a “publicly traded partnership” (“PTP”) as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (“Code”), shall be deemed void and shall not be recognized by AB. In addition, AB Units are subject to significant restrictions on transfer, such as obtaining the written consent of AXA Equitable and the General Partner pursuant to the AB Partnership Agreement. Generally, neither AXA Equitable nor the General Partner will permit any transfer that it believes would create a risk that AB would be treated as a corporation for tax purposes. AXA Equitable and the General Partner have implemented a transfer program that requires a seller to locate a purchaser and imposes annual volume restrictions on transfers. You may request a copy of the transfer program from our Corporate Secretary (corporate_secretary@abglobal.com). Also, we have filed the transfer program as Exhibit 10.07 to this Form 10-K.

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

In order to preserve AB’s status as a private partnership for federal income tax purposes, AB Units must not be considered publicly traded. If such units were to be considered readily tradable, AB would be subject to federal and state corporate income tax on its net income. Furthermore, as noted above, should AB enter into a substantial new line of business, AB Holding, by virtue of its ownership of AB, would lose its status as a grandfathered PTP and would become subject to corporate income tax as set forth above. For information about the significant restrictions on transfer of AB Units, see the risk factor immediately above.

In addition, recent decisions by members of Congress and their staffs regarding the need for fundamental tax reform and possible tax law changes to raise additional revenue have included suggestions that all large partnerships (which would include both AB and AB Holding) should be taxed as corporations and that a process should be implemented to address repatriating the non-U.S. earnings of U.S. companies. We cannot predict whether, or in what form, tax legislation will be proposed in the future and are unable to determine what effect any new legislation might have on us. If our subsidiaries' non-U.S. earnings are repatriated to the U.S. at unfavorable tax rates, our tax liability may increase substantially. Furthermore, if AB Holding and AB were to lose their federal tax status as partnerships, they would be subject to corporate income tax, which would reduce materially their net income and quarterly distributions to Unitholders.

If, pursuant to the Bipartisan Budget Act of 2015 ("2015 Act"), any audit by the Internal Revenue Services ("IRS") of our income tax returns for any fiscal year beginning after December 31, 2017 results in any adjustments, the IRS may collect any resulting taxes, including any applicable penalties and interest, directly from us, in which case our net income and the cash available for quarterly Unitholder distributions may be substantially reduced.

Although the IRS, under current law, generally determines tax adjustments at the partnership level when it audits the income tax return of a partnership, the IRS is required to collect any additional taxes, interest and penalties from the partnership's individual partners. As discussed immediately below, the 2015 Act modifies this procedure for fiscal years beginning after December 31, 2017.

Under the 2015 Act, if any audit by the IRS of our income tax returns for any fiscal year beginning after December 31, 2017 results in any adjustments, the IRS may collect any resulting taxes, including any applicable penalties and interest, directly from us.  Generally, we will have the ability to collect such tax liability from our Unitholders in accordance with their percentage interests during the year under audit, but there can be no assurance that we will elect to do so or be able to do so under all circumstances.  If we do not collect such tax liability from our Unitholders in accordance with their percentage interests in the tax year under audit, our net income and the available cash for quarterly distributions to current Unitholders may be substantially reduced. Accordingly, our current Unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such Unitholders did not own Units during the tax year under audit.

Further guidance from the IRS is expected, which may significantly impact the application of these rules.

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

“AB Partnership Agreement” – the Amended and Restated Agreement of Limited Partnership of AB, dated as of October 29, 1999 and as amended February 24, 2006.

“AB Units” -- units of limited partnership interest in AB.

“AUM” – AB’s assets under management.

AXA” – AXA (société anonyme organized under the laws of France) is the holding company for the AXA Group, a worldwide leader in financial protection. AXA operates primarily in Europe, North America, the Asia/Pacific regions and, to a lesser extent, in other regions, including the Middle East, Africa and Latin America. AXA has five operating business segments: Life and Savings, Property and Casualty, International Insurance, Asset Management and Banking.

“General Partner” -- AllianceBernstein Corporation (Delaware corporation), the general partner of AB and AB Holding and a wholly-owned subsidiary of AXA Equitable, and, where appropriate, ACMC, LLC., its predecessor.

“SCB LLC” -- Sanford C. Bernstein & Co., LLC.